Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 3, 2018

Via EDGAR

Daniel Duchovny
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Perry Ellis International, Inc.
 Schedule 13E-3
Filed on July 11, 2018
File No. 005-48707

Preliminary Proxy on Schedule 14A
Filed on July 11, 2018
File No. 000-21764

Ladies and Gentlemen:

On behalf of our client, Perry Ellis International, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Schedule 13E-3 (as amended, the “Schedule 13E-3”), which was initially filed with the Commission on July 11, 2018, and a complete copy of the revised above-captioned Preliminary Proxy Statement on Schedule 14A (as revised, the “Proxy Statement”), which was initially filed with the Commission on July 11, 2018.

The Schedule 13E-3 and the Proxy Statement reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Daniel Duchovny, dated July 19, 2018 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter, and the Staff’s comments have been reproduced to facilitate its review.  Certain capitalized terms set forth in this letter are used as defined in the Schedule 13E-3 and the Proxy Statement.

The Company has asked us to convey the following as its responses to the Staff:

Schedule 13E-3

Exhibit 99(a)(2)(i)
General

1.                                      Please affirmatively state whether or not the company or any affiliate (including any of the GF Group Filing Persons) received any report, opinion, or appraisal from an outside party materially related to the Rule 13e-3 transaction, other than the reports from PJS already filed as exhibits.  Refer to General Instruction E to Schedule 13E-3 and Item 1015(a) of Regulation M-A.  In this regard, we note, for instance, that your disclosure on page 69 concerning the role of SCOPE Capital Partners does not satisfy your disclosure obligation with respect to outside reports, opinions and appraisals provided to George Feldenkreis.

Response to Comment 1

With regard to the Company, the Proxy Statement has been revised in response to the Staff’s comment to affirmatively state that, other than the reports of PJ Solomon and Cook, the Company and its affiliates did not receive any report, opinion or appraisal from an outside party materially related to the transaction. Please see page 37 of the Proxy Statement.

With regard to the GF Group Filing Persons, the Proxy Statement has been revised in response to the Staff’s comment, including to more particularly describe the role of SCOPE Advisors, LLC in providing advice to George Feldenkreis. Please see page 62 and 63 of the Proxy Statement.

Please also see the responses to Comment 5 and Comment 7 below.

Preliminary Proxy Statement

Summary Term Sheet, page 1

2.                                      We note that the Summary Term Sheet and the Questions and Answers cover 22 pages of your proxy statement.  Revise and consolidate both sections to ensure you comply with Item 1001 of Regulation M-A.

Response to Comment 2

The Proxy Statement has been revised in response to the Staff’s comment. Please see the “Summary Term Sheet” and “Questions and Answers” sections of the Proxy Statement, beginning on pages 1 and 10 of the Proxy Statement, respectively.

Forward-Looking Statements, page 23

3.                                      The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section.  See Rule 13e-3(e)(1)(ii).  Please relocate this section and the disclosure on pages 25 to 32.

Response to Comment 3

The Proxy Statement has been revised in response to the Staff’s comment. Please see the “Forward Looking Statements” and “The Parties Involved in the Merger” sections of the Proxy Statement, beginning on pages 95 and 97 of the Proxy Statement, respectively.

4.                                      We note the disclaimer on page 24 that you do not undertake any obligation to update or revise any forward-looking statements to reflect “new information or the occurrence of unanticipated events.”  This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed.  Please confirm that the proxy statement will be amended and re-circulated to comply with those rules as necessary.

Response to Comment 4

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 96 of the Proxy Statement.

Background of the Merger, page 32

5.                                      We note the disclosures on page 36-38, 49 and 76-77 concerning AlixPartners’ engagement and the “oral briefings and written findings” it delivered to the Special Committee concerning Management’s projections.  Please revise page 36 to explain AlixPartners’ “role in the strategic process” and summarize all reports, opinions and appraisals that it has provided to the Special Committee.  File all such reports as exhibits and provide all of the required disclosure under Item 1015 of Regulation M-A.  Refer to Items 1015(b) and 1016(c) of Regulation M-A.

Response to Comment 5

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 22 of the Proxy Statement.

The Company respectfully advises the Staff that, in light of Oscar Feldenkreis’ potential participation in the Feldenkreis Proposal and his potentially conflicting interest as CEO of the Company, AlixPartners was engaged primarily to provide confirmatory due diligence and an independent review of the reasonableness (on a non-reliance basis) of the March 2018 Management Projections so that the Special Committee could instruct PJ Solomon as to whether such projections could be relied upon as part of the materials reviewed by PJ Solomon in conducting its financial analysis and delivering its fairness opinion.

In light of this limited role, the Company does not believe further disclosure (other than the revisions contained on page 22 of the Proxy Statement) of the “oral briefings and written findings” of AlixPartners is required in order to satisfy the Company’s obligations under Item 1015 of Regulation M-A.

6.                                      Please substantially revise the Background of the Merger disclosures on pages 39 to 41, as well as the disclosure beginning on page 83 concerning the interests of directors and executive officers in the merger, to provide additional detail concerning the negotiation of the CIC Severance Plan and its material terms.  For instance, and without limitation, please revise the Background section to identify the initial “proposed participants” to be covered by this new severance plan and explain whether the final participants differed from this initial set.  Discuss George Feldenkreis’ “concerns” with the CIC Severance Plan, as expressed in his May 2, 2018 letter, and the Special Committee’s May 3 response.  Explain whether Oscar Feldenkreis or any other executive officers negotiated with the Special Committee and/or George Feldenkreis concerning the terms of the Plan.  Also, revise the disclosures beginning on page 83 concerning the interests of the directors and officers to explain how the new severance plan changed the severance arrangements that had been in place prior to adoption of the new plan in April 2018.

Response to Comment 6

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 25 to 28 and pages 82 and 83 of the Proxy Statement and exhibit (c)(9) to the Schedule 13E-3.

7.                                      We note the disclosures on pages 39-41 concerning FWCook’s engagement and its presentations to the Special Committee regarding its “views” and “benchmarking” of the CIC Severance Plan.  Please revise to summarize all reports, opinions and appraisals that FWCook provided to the Special Committee.  File all such reports as exhibits.  Refer to Items 1015(b) and 1016(c) of Regulation M-A.

Response to Comment 7

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 25 of the Proxy Statement.

The FWCook report has also been filed.  Please see exhibit (c)(9) to the Schedule 13E-3.

8.                                      We note your use of the defined term “ABL” on page 43.  Please revise to define such term and any other term used in the proxy statement that has not been defined.

Response to Comment 8

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 30 of the Proxy Statement.

Recommendation of the Special Committee and Our Board of Directors, page 53

9.                                      We note that the special committee and the board of directors considered the PJS opinion.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise to state, if true, that the special committee and the board of directors adopted PJS’s analyses and conclusion as their own.  Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response to Comment 9

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 47 of the Proxy Statement.

10.                               Please address how each filing person relying on the PJS opinion, if any, was able to reach the fairness determination as to unaffiliated security holders given that the PJS fairness opinion addressed fairness with respect to holders of your shares other than Parent and its affiliates, rather than all unaffiliated security holders.  Refer to Item 1014(a) of Regulation M-A.

Response to Comment 10

The Company advises the Staff that each filing person relying on the PJS opinion, if any, was able to reach the fairness determination as to unaffiliated security holders of the Company due to the fact that the PJS fairness opinion addressed fairness with respect to all (emphasis added) holders of Company shares, other than Parent and its affiliates.  Such exception for “Parent and its affiliates” covers only the GF Group Filing Persons.  Accordingly, the PJS fairness opinion necessarily addresses fairness to all unaffiliated shareholders of the Company due to the fact that the universe of shareholders other than Parent and its affiliates fully encompasses, and is in fact broader than, the unaffiliated shareholders. By way of example, shareholders of the Company who are also officers or directors of the Company who might be considered affiliates of the Company by virtue of such role, but who are not (like George Feldenkreis or Oscar Feldenkreis) also affiliated with Parent are within the universe of shareholders as to which the PJS fairness opinion is addressed, along with shareholders unaffiliated with the Company.

11.                               Provide the disclosure relating to book value as described in instruction 2(iii) to Item 1014 of Regulation M-A.

Response to Comment 11

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 50 and 51 of the Proxy Statement.

12.                               We note that the Selected Publicly Traded Companies Analysis PJS calculated a range of implied value per share of PERY common stock relating to the enterprise value as a multiple of LTM Adjusted EBITDA and Fiscal year 2019E EPS that is higher than the transaction price.  Please revise this section to describe what, if any, consideration the special committee and board of directors gave to these results in their evaluation of the PJS analyses and opinion.

Response to Comment 12

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 46 of the Proxy Statement.

Opinion of PJS, page 59

13.                               Provide a summary of each report provided by PJS and filed as an exhibit to your Schedule 13E-3.  See Item 1015(b)(6) of Regulation M-A.

Response to Comment 13

The Proxy Statement has been revised in response to the Staff’s comment. The summaries of each of these presentations by PJS (other than the Discussion Materials, dated June 15, 2018, which are covered under “Special Factors—Opinion of PJS”) under “Special Factors—Background of the Merger” have been expanded to cover all material items included in these presentations.

14.                               Please revise this section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed.  For example, disclose (i) the enterprise values and EBITDA measures for each comparable company that is the basis for the ranges of value disclosed on pages 63 and 64 for the Selected Publicly Traded Companies and Selected Precedent Transactions analyses,

(ii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), and (iii) the premia for the transactions included in the Premia Analysis.

Response to Comment 14

The disclosure under “Special Factors—Opinion of PJS” has been expanded in response to the Staff’s comment.

15.                               Refer to the Selected Publicly Traded Companies analysis.  Please revise to clarify the adviser’s bases for selecting the six companies, including, without limitation, an explanation of how these companies’ operations could be considered “similar to certain operations of the company.”  Also revise to clarify whether the adviser chose not to select certain other companies possessing these same similarities and, if so, the reasons for each exclusion.  Please similarly revise your disclosures concerning the adviser’s bases for its selections in the “Selected Precedent Transactions Analyses” (page 63) and the “Premia Analysis” (page 65).

Response to Comment 15

In response to the Staff’s comment, the Selected Publicly Traded Companies and the Selected Precedent Transactions analyses have been revised to add further disclosure about the bases for inclusion and exclusion of companies and transactions in these analyses. Please see pages 54 to 57 of the Proxy Statement. The Company believes that no additional disclosure about the inclusion or exclusion of transactions in the Premia Analysis needs to be added because the first two sentences of the summary of this analysis describe all the material criteria used for including and excluding transactions used in this analysis.

16.                               With respect to the Illustrative Discounted Cash Flow analysis, disclose the bases for PJS’s selection of the discount rates, EBITDA multiples and perpetuity growth rates disclosed on page 64.

Response to Comment 16

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 57 and 58 of the Proxy Statement.

17.                               Refer to the Premia Analysis.  Your disclosure describes the calculation of certain premiums “relative to the target’s last undisturbed closing stock price prior to announcement of the transaction.”  We note that slide 26 of exhibit (c)(2) to your

Schedule 13E-3 shows enterprise value and the one-day premium for each of the transactions on page 66 of your disclosure.  Please tell us how these seemingly different measurements were used by PJS.  Also, revise the disclosure beginning on page 53 to describe what, if any, consideration the special committee and board of directors gave to this seeming discrepancy.

Response to Comment 17

The Company has added a footnote to the chart to the Premia Analysis on page 59 of the Proxy Statement to address the Staff’s comment.

Purposes and Reasons of the GF Group Filing Persons, page 68

18.                               Your inclusion of the members of the GF Group Filing Persons as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3.  Thus, please revise your disclosure (here and on page 69), currently stating that the members of the GF Group “may be deemed” affiliates of the company, to remove doubt from this conclusion.  Similarly revise your reference to a “possible interpretation” of the SEC rules.

Response to Comment 18

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 61 and 62 of the Proxy Statement.

Certain Effects of the Merger, page 72

19.                               Provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.

Response to Comment 19

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 66 and 67 of the Proxy Statement.

Projected Financial Information, page 74

20.                               Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections.

Response to Comment 20

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 70 of the Proxy Statement.

21.                               Disclose the full projections and forecasts instead of their summaries.

Response to Comment 21

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 71 and 72 of the Proxy Statement.

Employment Agreements with Company Executive Officers, page 87

22.                               Define the term Change of Control here, rather than referring security holders to other filings.

Response to Comment 22

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 82 and 83 of the Proxy Statement.

23.                               Revise your disclosure of the potential severance agreement payments to show the payment to each person instead of an aggregate amount.

Response to Comment 23

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 84 of the Proxy Statement.

Exhibit 99(c)(2) through (c)(7)

24.                               We refer to the final three paragraphs at the end each PJ Solomon presentation to the Special Committee.  Please include disclosure in the associated proxy statement and/or this exhibit to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that PJ Solomon consents to the inclusion of such materials in this filing and the corresponding reliance upon such information by security holders.  Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials.  http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response to Comment 24

The Schedule 13E-3 has been revised in response to the Staff’s comment. Please see exhibits 99(c)(2) through (c)(8) of the Schedule 13E-3. In response to the Staff’s comment, the Company has redacted, from the disclaimers in each of the PJS presentations, the language to which you have drawn our attention and replaced this language with the customary language used in merger proxy statements to describe the purpose and scope of the financial advisor’s advice and analysis.

Form of Proxy Card

25.                               Please mark the cover page and your form of proxy card as preliminary.

Response to Comment 25

The Proxy Statement has been revised in response to the Staff’s comment. Please see the cover page and the form of proxy card of the Proxy Statement.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3136 or Raphael M. Russo at (212) 373-3309.

Sincerely,

/s/ Kelley D. Parker

Kelley D. Parker

cc:                                Tricia McDermott Thompkins

Perry Ellis International, Inc.

Raphael M. Russo

Robert B. Schumer

Paul, Weiss, Rifkind, Wharton & Garrison LLP